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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
FORM 12B-25                                                    SEC FILE NUMBER
                                                                   0-10990

                          NOTIFICATION OF LATE FILING           CUSIP NUMBER
                                  (CHECK ONE)

     / X / Form 10-K   / / Form 11-K   / / Form 20-F   / / Form 10-Q
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                       For Period Ended September 30, 1995

             Read Instruction (on back page) Before Preparing Form.
                              Please Print or Type.

    Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

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If the  notification  relates to a portion of the filing  checked above, identify the Item(s) to which the notification relates:________________________

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  Part I - Registrant Information
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  Full Name of Registrant                   Castle Energy Corporation
  Former Name if Applicable

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  Address of Principal Executive Office (Street and Number)
                                            One Radnor Corporate Center
                                            100 Matsonford Road, Suite 250

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  City, State and Zip Code
                                            Radnor, PA 19087

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  Part II - Rules 12b-25 (b) and (c)
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                  If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

                  (a)   The reasons  described in reasonable  detail in Part III
                        of  this   form   could   not  be   eliminated   without
                        unreasonable effort or expense;

   |X|            (b)   The subject  annual  report/portion  thereof will be
                        filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                        and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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    Part III - Narrative
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                  State  below in  reasonable  detail the  reasons  why the Form
                  10-K, 11-K, 20-F or 10-Q, or portion thereof, could not be filed within the prescribed time period.

                  During the fourth quarter of fiscal 1995, management continued its efforts to dispose of the Company's refining assets. On September 29, 1995, Powerine Oil Company sold substantially all of its assets to Kenyen Projects Ltd. On December 12, 1995, the Registrant completed the sale of the assets of the Indian Refinery. As a result of these transactions, additional data and estimates are required related to accrued closing costs. Completion of these estimates has been hampered by management's involvement in the transactions and senior management turnover related to the refining operations. As a result, the Company will be unable to file its Form 10-K by December 29, 1995.

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    Part IV - Other Information
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    (1) Name and telephone number of person to contact in regard to this notification

        Richard E. Staedtler             610                      995-9400
        --------------------         -----------            ------------------
              (NAME)                 (AREA CODE)            (TELEPHONE NUMBER)
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    (2) Have all other periodic reports required (under
        Section 13 or 15(d) of the Securities Exchange Act
        of 1934) during the preceding 12 months (or for        |X| Yes   | | No
        such shorter period that the registrant was required
        to file such reports) been filed? If answer is no,
        identify report(s).
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    (3) Is it anticipated that any significant change in
        results of operations from the corresponding period
        for the last fiscal year will be reflected by the      |X| Yes   | | No
        earnings statements to be included in the subject report or portion thereof?

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

        As a result of the Company's decision to exit the refining business, the refining segment will be reported as discontinued operations. Net income for the fiscal year ended September 30, 1995 will be reduced to approximately $10 million (unaudited) from $38.9 million for the fiscal year ended September 30, 1994. This decrease is primarily attributable to costs associated with the refining segment.
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                            Castle Energy Corporation
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                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

               has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

               DATE     December 28, 1995        BY /s/ Richard E. Staedtler
                   ---------------------------     --------------------------
                                                    Chief Financial Officer

               INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

_____________________________________ATTENTION_________________________________

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

         1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.